Exhibit 99.1

GW Pharmaceuticals Receives Orphan Drug Designation from FDA for Cannabidiol in the Treatment of Neonatal Hypoxic-Ischemic Encephalopathy

London, UK; 24 April 2015: GW Pharmaceuticals plc (AIM: GWP, Nasdaq: GWPH, "GW") announced today that the U.S. Food and Drug Administration (FDA) has granted orphan drug designation for Cannabidiol (CBD) for use in treating newborn children with neonatal hypoxic-ischemic encephalopathy (NHIE). NHIE is acute or sub-acute brain injury due to asphyxia caused during the birth process and resulting from deprivation of oxygen during birth (hypoxia).

The incidence of NHIE is 1.5 to 2.8 per 1,000 births in the United States, or, 6,500 to 12,000 cases per year. Of these, 35% are expected to die in early life and 30% may suffer from permanent disability. There are currently no FDA-approved medicines specifically indicated for NHIE.

GW has developed an intravenous CBD formulation for use in this patient population. GW held a pre-IND meeting with the FDA and expects to submit an Investigational New Drug Application (IND) in mid-2015 and to commence a Phase 1 trial in the second half of 2015.

GW has been conducting pre-clinical research into the neuroprotective effects of CBD in animal models of NHIE since 2008. Publications from this research have shown that CBD reduces neurologic disability across a range of newborn animal models of brain hypoxia.

“GW continues to explore the opportunity for the development of cannabinoids in rare pediatric conditions characterized by significant unmet need,” stated Justin Gover, GW’s Chief Executive Officer. “This orphan drug designation for cannabidiol in the treatment of newborn children with Neonatal hypoxic-ischemic encephalopathy follows several years of pre-clinical evaluation and we look forward to advancing a clinical development program in this important medical condition later this year.”

About Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition – generally a disease or condition that affects fewer than 200,000 individuals in the U.S. The first NDA applicant to receive FDA approval for a particular active moiety to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period for that drug and use, unless the applicant is unable to assure sufficient quantities of the drug or another applicant is able to demonstrate that its version of the drug is clinically superior.

Forward-looking statements

This news release may contain forward-looking statements that reflect GW’s current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumers and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Enquiries:

GW Pharmaceuticals plc

Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)

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